UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant’s name into English)

89 Science Park Drive, #01-07

The Rutherford, Singapore Science Park

Singapore 118261

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

No.	Document

1.	Media Release dated December 8, 2006

• PacNet Announces the Approval of Appointment of Steven Barry Simpson to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2006	PACIFIC INTERNET LIMITED

	By:	/s/ Phey Teck Moh
	Name:	Phey Teck Moh
	Title:	President & CEO

Media Release

PacNet Announces the Approval of Appointment of

Steven Barry Simpson to Board of Directors

SINGAPORE, December 8, 2006 — Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, announced that the Infocomm Development Authority of Singapore (“IDA”) has, on December 7, 2006 approved the appointment of Mr. Steven Barry Simpson to its Board of Directors (“Board”). Mr. Simpson was nominated by Connect Holdings Limited to be appointed to the Board, and the ordinary resolution for his appointment was carried at the Extraordinary General Meeting held on November 7, 2006 subject to IDA’s approval. Mr. Simpson’s appointment takes effect from the date of IDA’s approval.

Mr. Simpson is the Principal of Triton Advisory Group, a mergers and acquisitions, fixed income trading, asset management and corporate advisory group located in Singapore. He has over 20 years of hands-on experience in the Asia Pacific region. In this capacity, he has successfully acted as an advisor on many private and public sector transactions including privatizations, mergers, acquisitions and debt and equity capital market activities.

Mr. Simpson has successfully led several financial advisory roles for Initial Public Offering launches for both State and private sector clients and has also been active in advisory roles in debt capital markets, both domestic and international bond and banking debt instrument issues. He has also undertaken a variety of activities on behalf of international agencies and governments throughout the world for the establishment of regulatory codes, sectoral reforms, specific sector legislature and privatization activities.

Previously, Mr. Simpson was a Managing Partner of Price Waterhouse Consulting in Indonesia and Australia with extensive experience in the areas of corporate restructuring, business workouts and corporate strategic planning. He was also the Partner in Charge of manufacturing sector consulting for the Australian and Asian practices and a member of the firm’s Resources sector specialty team. He is a member of the board of directors of several public and private sector companies and is a certified public accountant, a Chartered Secretary and a member of the Institute of Chartered Directors. He is a Commerce graduate from the University of New South Wales.

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Editors’ Notes

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data and voice services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Cautionary Statement

Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.

Investor & Analyst Mervin Wang Pacific Internet Limited Direct: +65-6771-0780 Mobile: +65-9798-6077 Email: mervin.wang@pacific.net.sg	Media Bernard Ho Pacific Internet Limited Direct: +65-6771 0433 Mobile: +65-9782-3393 Email: bernard.ho@pacific.net.sg